Exhibit 99.1

NOTICE OF RELEASE OF FINANCIAL RESULTS
AND CONFERENCE CALL

Calgary, January 27, 2003 – Fording Inc. (TSX/NYSE: FDG) will release its 2002 results in the afternoon on Monday, February 10, 2003. A conference call to discuss the results will be held for the investment community on Tuesday, February 11, 2003 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. Mr. Jim Gardiner, President and CEO will host the call, joined by Mr. Jim Popowich, Executive Vice President and Mr. Allen Hagerman, Vice President and Chief Financial Officer. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-814-4853 or 416-640-1907 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Thursday, February 13, 2003 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 235317 followed by the pound key.

A live and archived audio webcast of the conference call will also be available on Fording’s website www.fording.ca under Investor Relations, Event Calendar.

On January 13, 2003, Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan and Sherritt International Corporation announced an agreement to combine the metallurgical coal assets of Fording, Teck Cominco and the Luscar Energy Partnership as part of a series of transactions that will see Fording Inc. converted into an income trust under a plan of arrangement. Fording shareholders will vote on the plan of arrangement on February 19, 2003.

The creation of the Fording Canadian Coal Trust will bring together Canada’s senior metallurgical coal mining properties to form the world’s second largest producer of high-quality metallurgical coal for export, supplying approximately 25 million tonnes annually to the international steel industry. Fording is also the world’s largest producer of the industrial mineral wollastonite. For more information, visit us at www.fording.ca.

For further information, contact:

Investors	Media
Mark Gow, CA	John Lute
Director, Investor Relations	Lute & Company
Fording Inc.	(403) 260 9876
(403) 260 9834	or (416) 929 5883 ex 222